

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2014

Via Email
Albert Behler
President and Chief Executive Officer
Paramount Group, Inc.
1633 Broadway, Suite 1801
New York, NY 10019

> **Re: Paramount Group, Inc.**
> **Draft Registration Statement on Form S-11**
> **Submitted May 14, 2014**
> **CIK No. 0001605607**

Dear Mr. Behler:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please complete all blanks in the registration statement in your next amendment as we may have additional comments once the registration statement is complete. In addition, please provide draft copies of your legal and tax opinions for our review if you are not in a position to file them with the next amendment.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by

Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

4.   We note that although a table has been provided for capitalization, dilution and pro forma financial information, you have not yet populated these tables with quantitative information within your draft submission.   We will review this information when provided and will issue additional comments at that time.

5.   Please update the financial statements of Paramount Predecessor in accordance with Rule 3-12 of Regulation S-X.

Industry and Market Data, page i

6.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement other than those obtained from Rosen Consulting Group. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Our Company, page 1

7.   We note your disclosure on page 2 that you have generated an aggregate gross levered IRR of 28.4% on your 15 realized property investments. We further note your definition of the term "gross levered IRR" on page ii. With a view to disclosure, please supplementally provide us with the performance of the 15 realized property investments based on the total purchase price of the properties.

Summary Risk Factors, page 12

8.   We refer to the second risk factor on page 36 related to the non-arm's length nature of your negotiation with respect to the value of your properties. Please revise this section to include a summary of the risk. Please also include in this section a summary risk factor of the conflict of interests discussed on pages 30 and 210.

Use of Proceeds, page 53

9.   We note that a significant portion of your offering proceeds will ultimately be used to repay outstanding indebtedness and any related prepayment costs. Please revise your

disclosure in this section to include the interest rate and maturity of such indebtedness, as well as any prepayment costs, exit fees, and defeasance costs associated with such repayment. Refer to Instruction 4 to Item 504 of Regulation S-K.

Distribution Policy, page 54

10. On page 55, you make reference to a table describing your pro forma net income for the 12 month period ended December 31, 2013, and the adjustments you made to calculate your pro forma cash available for distribution for the 12 month period ending December 31, 2014. This table could not be located within the filing. Please revise to include this table accompanied by footnote disclosures describing how each adjustment amount was determined and the rationale for such an adjustment. We may have further comments.

Capitalization, page 56

11. Please present your capitalization subsequent to the formation transactions separately from the effects of the offering.

Dilution, page 57

12. Please revise to provide the effective cash contributions of insiders or advise. Refer to Item 506 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

13. We note your disclosure on page 142 that leases representing 5.5% of your annualized rent will be expiring in 2014. Please revise your disclosure to discuss your lease rollover expectations, the relationship between market rents and expiring rents, or advise. Additionally, for your historical lease rollover, please compare new rents on second generation leases and renewed leases to prior rent based on effective rent.

Results of Operations – Paramount Predecessor, page 62

14. We note that you generally attribute changes in your Realized and Unrealized Gains, Net to an increase in the value of your funds' investments. Please revise to discuss the underlying factors that contributed to an increase in the value of your funds' investments. For example, your discussion should include the significant inputs or assumptions utilized in determining fair value and the fluctuations of these inputs or assumptions from period to period.

Results of Operations – Paramount Predecessor Property-Level Performance, page 71

15. Please revise your property performance tables to separately present consolidated properties from properties accounted for under the equity method.

16.   We note you utilize Cash NOI as a Non-GAAP performance measure. Your presentation
        and discussion of Cash NOI is intertwined with your discussion of operating results on a
        GAAP basis. Such a presentation appears to give undue prominence to this Non-GAAP
        measure. Please revise to present and discuss Cash NOI separately after your GAAP
        discussion.

Cash Net Operating Income, page 89

17.   We refer to the table on page 90. Please revise to include a footnote to the "Other
        expenses" line item giving examples of such expenses and confirming that such expenses
        are corporate level expenses. Please make similar changes, as applicable, to the tables
        relating to the other non-GAAP financial measures.

Non-GAAP Financial Measures, page 89

18.   In your adjustments to arrive at Adjusted EBITDA and Core FFO, you indicate that
        management removes items that may not be indicative of ongoing operating performance.
        Please tell us and revise your disclosures to explain why you believe these exclusions are
        not indicative of ongoing operating performance.

Tenant Credit Risk, page 95

19.   Please revise here or elsewhere, as applicable, to provide disclosure relating to how
        management assesses the relative risk of the property portfolio from period to period,
        including the key metrics, if any, management uses to analyze changes in the risk profile.

Business and Properties, page 126

Our Competitive Strengths, page 128

20.   We note your disclosure in this section discussing several properties that you have
        developed and sold generating a positive gross levered IRR and equity multiple. We also
        refer to your statement on page 1 that you have since 1995 acquired 27 office properties.
        Please include a section of any prior adverse developments or advise.

Business and Growth Strategies, page 133

21.   We refer to your disclosure starting on page 137 regarding your redevelopment and
        repositioning of properties. Please revise to disclose, if known, the anticipated completion
        date, the scope of development, and costs incurred to date, as applicable.

<u>Tenant Improvement Costs and Leasing Commissions, page 146</u>

22.   We note your discussion of the lease termination by Dewey & LeBoeuf LLP on page 79. Please revise here or elsewhere, as applicable, to discuss your leasing results for your entire portfolio or advise. In this regard, please provide for each period a roll forward of beginning of year vacant space to end of year vacant space, with data on new space that became vacant during the relevant period, and all the space filled during the period, including new leases and renewed leases.

<u>Conflict of Interest Policies, page 210</u>

23.   We refer to your disclosure on page 30 that Fund VII may receive priority in certain asset acquisition opportunities. Please expand your disclosure here to discuss this and how you may generally allocate acquisition opportunities between you and the various funds that you manage or of which you are the general partner.

<u>Structure and Formation of Our Company, page 212</u>

<u>Formation Transactions, page 213</u>

24.   We note the second bullet point from the bottom on page 213 whereby you state that your predecessor and its owners, management, and the primate equity real estate funds will receive common stock, common units, and cash in exchange for the properties being contributed to you in the formation transactions. Please significantly expand this section to break out what consideration each entity and individual will receive, what they will contribute in the transaction, and how this was valued. We note your prior disclosure that the formation transaction was not negotiated at arm's length.

<u>Material Provisions of Maryland Law and our Charter and Bylaws, page 226</u>

<u>Exclusive Forum, page 232</u>

25.   Several lawsuits are currently challenging the validity of choice of forum provisions in charter documents. Please disclose that although you have included a choice of forum clause in your bylaws, it is possible that a court could rule that such provision is inapplicable or unenforceable.

<u>Other Relationships, page 261</u>

26.   When the full syndication has been determined, please revise to identify each underwriter that has a material relationship with you and state the nature of the relationship.

Pro-Forma Consolidated Financial Information, page F-3

27.   Please revise to include discussion and explanation of adjustments for the remaining
        columns presented (i.e. Contribution of Non-Controlling Interests, Acquisition of Joint
        Venture Partners, Proceeds from Offering, and Other Pro Forma Adjustments). We may
        have further comments.

28.   We note that the investments contributed as a part of the formation transaction will be
        exchanged for a combination of shares of your common stock, common units and cash.
        Please revise to disclose the transaction amounts. Your disclosures should include the
        amount of cash exchanged, the number of common shares/units issued, the value of these
        common shares/units, and how the value of the common shares/units was determined.

1. Adjustments to the Pro-Forma Consolidated Balance Sheet

(C) Unwinding of investment company accounting, pages F-5 – F-7

29.   Reference is made to footnote 2 to the table summary of the impact of the change to
        operating company accounting. Please revise to cross-reference to your discussion within
        Note 12 on page F-48 where you disclose discount and terminal capitalization rates as
        well as generally discuss the fair value techniques and assumptions for your property
        funds.

30.   Reference is made to footnote 5 and 6 to the table summary of the impact of the change
        to operating company accounting. Please revise to discuss how the step up in basis value
        and the equity in the investments of the private equity real estate funds value was
        determined or if applicable, cross reference to discussion elsewhere within your
        registration statement.

Paramount Group, Inc.

Note 3 – Summary of Significant Accounting Policies, page F-12

31.   Please revise to include your accounting policy for organization costs. Reference is
        made to paragraph 720-15-25-1 of the FASB Accounting Standards Codification.   In
        addition, please disclose the amount of organizational and offering costs incurred to date.
        If any material amounts were incurred subsequent to the balance sheet date, this
        information should at a minimum be disclosed as a subsequent event.

Paramount Predecessor

Note 2 – Summary of Significant Accounting Policies

32.   Please tell us how you factored any fixed rate renewal options into the calculation of the fair value of the below market lease intangibles and the period over which your below market lease intangibles are amortized.   Your response should also discuss how you determine the likelihood that a lessee will execute a below-market lease renewal, and how you consider the likelihood, if at all, in determining the amortization period.

Real Estate Fund Investment Valuation, page F-23

33.   We note the appraiser utilizes both the income capitalization approach and the sales comparison approach, but typically give the most weight to the income capitalization approach in its conclusions of fair value.   Please tell us and revise your disclosures to discuss why more weight is given to the income capitalization approach and the factors considered and procedures performed in determining the final weight given to each approach. Finally, please disclose whether management makes any adjustments to the fair values arrived at by the appraiser and the amount of these adjustments.

Mortgage Notes and Loans Payable, pages F-44 – F-45

34.   Please revise to include a table disclosing the combined aggregate amount of maturities and sinking fund requirements for your mortgage notes and loans payable for each of the next five years.   Reference is made to paragraph 470-10-50-1 of the FASB Accounting Standards Codification.

Schedule 3 – Real Estate and Accumulated Depreciation, pages F-59 – F-60

35.   Please revise to disclose as a note to the "Total" column, the aggregate cost for Federal income tax purposes.   Reference is made to footnote 6 of Rule 12-28 of Regulation S-X.

36.   Please clarify your basis for not including the properties that comprise the Property Funds' underlying investments within Schedule 3.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy

Albert Behler
Paramount Group, Inc.
June 11, 2014
Page 8

(http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3404 with any other questions.


Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Senior Counsel


cc: Gilbert G. Menna
        Goodwin Procter LLP